UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ENTEROMEDICS INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-33818	48-1293684
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2800 Patton Road, St. Paul, Minnesota 55113

(Address of principal executive offices, including zip code)

Greg S. Lea (651) 634-3003

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2015 filed herewith as Exhibit 1.01, is available at www.enteromedics.com in the Corporate Governance section of the Investors page.

Item 1.02 – Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENTEROMEDICS INC.

By:	/s/ Greg S. Lea
Greg S. Lea
Chief Financial Officer and Chief Compliance Officer

Date: May 19, 2016

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report